ECARX and TPK to Co-Develop ORCA LiDAR Platform, an all-new LiDAR platform for global markets

The partnership combines ECARX’s system integration capabilities with TPK’s optical manufacturing expertise.
Production slated for 2028 at TPK’s Thailand facility.

London, UK, May 29, 2026. ECARX Holdings Inc. (Nasdaq: ECX) and TPK Holding Co., Ltd. (TWSE: TPK) (TPK) have signed a binding memorandum of business cooperation on the joint development of LiDAR technologies for global markets, marking ECARX’s formal entry into the LiDAR sector.
Under the agreement, the parties will co-develop the ORCA LiDAR platform, a proprietary sensor system engineered to meet stringent global regulatory and functional safety standards.

Mass production is scheduled to kick off in 2028, with manufacturing to be conducted at TPK’s advanced production facility in Thailand, supporting efficient global supply chain delivery.

The collaboration will start with joint system design and ultimately leverage each company’s core strengths:
•ECARX will lead system integration, sensor fusion, and global commercialization, drawing on its established relationships with international vehicle OEMs and robotaxi operators.
•TPK will contribute expertise in optical design, engineering, and high volume manufacturing of precision components.

The new LiDAR platform will enable seamless hardware–software coordination, low latency perception, and robust performance for next generation ADAS and AI enabled autonomous driving systems. The development of the ORCA LiDAR platform aims to serve global mass market use including by vehicle OEMs and robotaxi fleets, supporting both premium passenger cars and scalable autonomous mobility services.
Ziyu Shen, Founder and CEO of ECARX said:
“Today’s partnership with TPK is a key milestone that rounds out ECARX’s full-stack automotive intelligence ecosystem. This new LiDAR platform combines our system integration prowess with TPK’s world-class optical engineering and manufacturing strength. By building proprietary LiDAR technology in-house, we can enhance our end-to-end perception capabilities and deliver more competitive, reliable solutions to global OEMs and Robotaxi partners worldwide.”

ABOUT ECARX
ECARX (Nasdaq: ECX), headquartered in London, is a leading global automotive intelligence company. ECARX provides the intelligent brain that powers the next generation of software-defined and AI defined vehicles. The company delivers end-to-end, full-stack solutions spanning advanced system-on-chip hardware, high-

performance central computing platforms, intelligent cockpit technology, Advanced Driver Assistance Systems, cloud connectivity and physical AI, alongside bespoke vehicle software and intelligent operating systems.
As automakers transition to software-first and AI-first vehicle architectures, ECARX empowers automakers to streamline integration, reduce systemic complexity and optimize long-term cost efficiency. ECARX's proven technology is deployed across over 11 million vehicles worldwide, and is currently partnered with 18 global automakers and 28 vehicle brands to shape the future of automotive intelligence.
Founded in 2017 and listed on Nasdaq in 2022, ECARX operates from 13 major international locations across Europe, the Americas and Asia, with a global team of over 1,400 employees. For more information, please refer to ECARX Investor Relations website.

ABOUT TPK HOLDINGS
PK Holding Co., Ltd. (hereinafter referred to as "TPK") is a world-renowned leading manufacturer in touch technology, founded in 2003 and listed in Taiwan in 2010 with stock code TPK-KY (3673). TPK has 10 manufacturing bases, and has branches and offices worldwide, such as in South Korea, USA, Germany, amongst others. TPK serves globally recognized customers in the consumer electronics and new energy automotive sectors, with business operations extending across dozens of countries and regions.

TPK has the market leader in the field of touch display. We can provide customers with a one-stop solution for touch technology applications ranging from 1 inch to 110 inches, helping them significantly shorten product development cycles and adapt to the rapid changes in the electronics industry. Touch products are widely used in smartphones, tablets, laptops, e-readers, car cabin displays, smartwatches (wristbands), smart conference (education) tablets, smart fitness equipment, vending machines, self-service ordering machines, etc., Our technology covers a side variety of market segments, such as consumer electronics, commercial offices, retail terminals, transportation, medical equipment, industrial control equipment, sports and health, smart homes and other fields.

With more than 20 years of advanced manufacturing experience with international customers, TPK is accelerating industrial transformation, committing to provide global customers with customized, integrated manufacturing solutions at scale We have already begun to lay the foundation in fields such as automotive electronics, charging facilities, additive manufacturing, and testing services, committed to become an advanced manufacturing solution provider.
For more information, please refer to: https://www.tpk.com/en/